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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               FARAH INCORPORATED
                           (Name of Subject Company)

                               FARAH INCORPORATED
                       (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   307387100
                     (CUSIP Number of Class of Securities)

                              RICHARD C. ALLENDER
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               FARAH INCORPORATED
                                  4171 N. MESA
                               BLDG. D, SUITE 500
                           EL PASO, TEXAS 79902-1433
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    Copy to:
                                DANIEL W. RABUN
                                BAKER & MCKENZIE
                                   SUITE 4500
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 978-3000
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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Farah Incorporated, a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 4171 N. Mesa, Bldg. D, Suite 500, El Paso, Texas 79902-1433. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the Company's common stock, no par value per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated May 8, 1998, filed by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser"), and Tropical Sportswear Int'l Corporation, a Florida corporation and the sole shareholder of the Purchaser ("TSI"), with the Securities and Exchange Commission (the "Commission") relating to an offer by the Purchaser to purchase all of the Company's issued and outstanding Shares at a purchase price of $9.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to each seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 8, 1998 filed as Exhibit (a)(1), and the related Letter of Transmittal filed as Exhibit (a)(2) (which together constitute the "Offer Documents"). The Offer is conditioned upon, among other things, shareholders of the Company validly tendering and not withdrawing prior to the Expiration Date (defined below) of the Offer a number of Shares which, together with Shares already owned by TSI and its subsidiaries, is equivalent to 66 2/3% of the total outstanding Shares (the "Minimum Condition"). Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Friday, June 5, 1998, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Offer Documents indicate that the principal executive offices of TSI and Purchaser are located at 4902 West Waters Avenue, Tampa, Florida 33634-1302. The Purchaser and TSI are sometimes referred to herein as the "bidders."

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 1998 (the "Merger Agreement"), among the Company, TSI and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement set forth on Annex A hereto, the information in which is incorporated herein by reference in its entirety. Certain of the information set forth in Annex A was included in the Company's Proxy Statement filed with the Commission on January 26, 1998.

     Except for the matters set forth in this Item 3, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) to the knowledge of the Company, the bidders, their executive officers, directors or affiliates.

  Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(1) to this Schedule 14D-9.

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     The Offer.  The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser will not amend or waive the Minimum Condition and will not decrease the Per Share Amount or decrease the number of Shares sought in the Offer, impose any further conditions to the Offer or amend any condition of the Offer in a manner materially adverse to the holders of Shares. Notwithstanding the foregoing, the Merger Agreement provides that the Purchaser may extend the Offer
(i) if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied, including but not limited to any legal or regulatory requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulation thereunder (the "HSR Act"), (ii) from time to time for a maximum of an aggregate of 10 business days beyond the initial Expiration Date (which initial Expiration Date shall be 20 business days following the commencement of the Offer), and (iii) for any period required by any rule, regulation, interpretation or position of the Commission or the staff of the Commission applicable to the Offer. The Merger Agreement further provides, however, that in no event may the Offer be extended beyond the date of termination of the Merger Agreement, and either party has the right to terminate the Merger Agreement if the Offer is not completed by August 31, 1998.

     Conditions of the Offer. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or not been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall have been any judgment, order or decree resulting from litigation brought by any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission or court of competent jurisdiction ("Governmental Authority") or other person, or before any court or Governmental Authority, agency or tribunal, domestic or foreign: (i) prohibiting the acquisition by TSI or the Purchaser of any Shares; (ii) prohibiting or limiting in any material respect the ownership or operation by TSI, the Purchaser or any of their respective subsidiaries of any material portion of the business or assets of the Company, or to compel TSI, the Purchaser or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, (iii) restraining or prohibiting the making of the Offer or the consummation of the Merger; (iv) imposing limitations on the ability of TSI or the Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the Offer and the Merger; or (v) requiring divestiture by TSI or the Purchaser of any Shares;

          (b) (i) the Company's Board of Directors shall have withdrawn or modified in a manner adverse to TSI or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any Business Combination Proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Company's Board of Directors shall have resolved to do any of the foregoing;

          (c) the Company shall have failed to perform or comply in any material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the election or appointment of the Purchaser's designees to the Company's Board of
     Directors upon the purchase by the Purchaser of Shares pursuant to the Offer, or any of the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall fail to be true and correct, or any such representations and warranties that are not so qualified shall fail to be true and correct in all material respects, each as of the date of the election or appointment of the Purchaser's designees to the Company's Board of Directors upon the purchase by the Purchaser of Shares pursuant to the Offer as though made on and as of such date, except that those representations and warranties which
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     address matters only as of a particular date shall remain true and correct, or true and correct in all material aspects, as the case may be, as of such date;

          (d) the Merger Agreement shall have been terminated in accordance with its terms;

          (e) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

          (f) there shall have occurred (i) any general suspension of, or limitation on prices for, or trading in securities on the New York Stock Exchange, Inc. (the "NYSE") (other than limitations on hours or numbers of days of trading); (ii) a currency moratorium on the exchange market in New York City; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iv) any limitation (whether or not mandatory) by any United States government or governmental, administrative or regulatory authority or agency, on the extension of credit by banks or other lending institutions; or (v) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, or any material disruption or material adverse change in the financial or capital markets generally, or in the markets for high yield debt in particular or affecting the syndication or funding of the Purchaser's planned financing which the Company has been advised will consist of up to $125 million aggregate principal amount of senior subordinated notes of TSI;

          (g) it shall have been publicly disclosed or TSI or the Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 of the Exchange Act) of more than 25% of the outstanding Shares has been acquired by any corporation (including the Company or any of its Subsidiaries or affiliates), partnership, person or other entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than TSI, the Purchaser or any of their affiliates; or

          (h) all consents of and notices to or filings with Governmental Authorities and third parties required in connection with the Offer and the Merger shall not have been obtained or made other than those the absence of which, individually or in the aggregate, would not have a material adverse effect on the Company or prevent or materially delay consummation of any of the Offer or the Merger.

     The foregoing conditions are for the sole benefit of the Purchaser and TSI and may be asserted by the Purchaser or TSI regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or TSI in whole or in part at any time and from time to time in their sole discretion. The failure by TSI or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the election of TSI and in accordance with the Texas Business Corporation Act (the "TBCA") in the event that the Purchaser shall acquire at least 90% of the outstanding Shares of the Company, at the effective time of the Merger (the "Effective Time") the Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). In the event that the Purchaser does not acquire at least 90% of the Shares, the Company will duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the "Shareholders Meeting").

     The respective obligations of TSI and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived, in whole or in part, jointly by TSI and the Company to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved by the requisite vote of the holders of Shares, to the extent required by applicable law, the Company's Restated Articles of Incorporation and
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Amended and Restated Bylaws and by the NYSE; (ii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, order, executive order, stay, decree, judgment, injunction or other order or statute, rule or regulation which is in effect and which has the effect of making the acquisition of Shares by the Purchaser or TSI or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger; (iii) the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, unless such failure to purchase is a result of a breach of TSI's and the Purchaser's obligations to purchase any Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by TSI, the Purchaser or any other wholly owned Subsidiary of TSI, or any Shares that are held by shareholders exercising dissenters' rights under the
TBCA) will be converted into the right to receive the price per share paid pursuant to the Offer, and (ii) each issued and outstanding share of the common stock, par value $.01 per share, of the Purchaser will be converted into one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly after the purchase by the Purchaser of Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors designated by the Purchaser) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser or TSI bears to the total number of Shares then outstanding. The Company will promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of such number of its incumbent directors or both.

     Shareholders Meeting. If required by applicable law in order to consummate the Merger, the Company agreed, in accordance with applicable law and the Company's Restated Articles of Incorporation and Amended and Restated Bylaws, to
(a) duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby and (b) subject to the fiduciary obligations of the Company's Board of Directors, include in the proxy statement for the Shareholders Meeting (the "Proxy Statement") the recommendation of the Company's Board of Directors that the shareholders of the Company approve the Merger Agreement and the Merger and use its reasonable best efforts to obtain such approval. To the extent permitted by law, TSI and the Purchaser each agreed to vote all Shares beneficially owned by them in favor of the Merger. Further, if required by applicable law in order to consummate the Merger, as promptly as practicable after the purchase of all Shares validly tendered and not withdrawn pursuant to the Offer, the Company will file a Proxy Statement with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will use its reasonable best efforts to have the Proxy Statement cleared by the Commission. The Company agrees to give TSI and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and will give TSI and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission. If the Purchaser acquires at least two-thirds of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that the Purchaser acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, TSI, the Purchaser and the Company will, at the request of TSI and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with the TBCA.

     Options and Restricted Stock. Immediately after the Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the Expiration Date, each outstanding option to purchase Shares

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(in each case, an "Option") granted under (a) the Company's 1991 Stock Option and Restricted Stock Plan, as amended, (b) the Company's 1988 Stock Option Plan for Non-Employee Directors (c) the Company's 1996 Non-Employee Director Stock Option Plan, as amended, (d) the Company's 1998 Stock Option and Restricted Stock Plan, and (e) the Company's 1986 Stock Option Plan (such plans (a) through
(e) hereinafter the "Company Option Plans"), whether or not then exercisable or vested, shall, subject to the Company's receipt of any required consent of the holders of such Options, be canceled by the Company, and each holder of a canceled Option shall be entitled to receive from the Purchaser at the same time as payment for Shares is made by the Purchaser in connection with the Offer, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and
(ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option. Immediately prior to the acceptance for payment by the Purchaser of all Shares validly tendered and not withdrawn prior to the Expiration Date, all restrictions on any restricted stock awards granted under the Company Option Plans shall lapse and the holders of such restricted stock shall be entitled to receive from the Purchaser at the same time as payment for Shares is made by the Purchaser in connection with the Offer in consideration for the restricted stock an amount in cash equal to the product of
(i) the number of Shares subject to such restricted stock award and (ii) the Per Share Amount.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company agreed that, between the date of the Merger Agreement and the election or appointment of the Purchaser's designees to the Company's Board of Directors upon the purchase by the Purchaser of Shares pursuant to the Offer, unless TSI otherwise agrees in writing (which agreement will not be unreasonably withheld),
(1) the business of the Company and its subsidiaries (the "Subsidiaries") will be conducted only in, and the Company and Subsidiaries will not take any action except in, the ordinary course of business and in a manner substantially consistent with past practice, (2) the Company will use all reasonable efforts to preserve substantially intact its business organization, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations, (3) the Company will not, and will not permit any Subsidiary to take any action that would (a) materially and adversely affect the ability of any party to obtain any consents required for the Offer or the Merger, (b) cause any of the conditions to the Offer or the Merger not to be satisfied, or (c) materially and adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement, and (4) the Company will not, and will not permit any Subsidiary to: (a) amend or otherwise change its articles of incorporation or bylaws or other organizational or governing documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of the Company or any Subsidiary of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or any Subsidiary (except for shares of the Company's common stock, if any, issuable under agreements currently in effect and shares of capital stock pursuant to currently outstanding Options or employee benefit plans currently in effect), or (ii) any of the Company's or any Subsidiaries' assets, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Subsidiary; (d) reclassify, combine, split, divide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire any interest in any corporation, partnership, other business organization or any division thereof or any assets, other than the acquisition of assets in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except for indebtedness incurred in the ordinary course of business and consistent with past practice with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $1,000,000; (iii) enter into, modify, amend or terminate any contract or agreement material to the business, results of operations or financial condition of the Company other than in the ordinary course of business, consistent with past practice; (iv) authorize any capital expenditure; (v) impose, or suffer the imposition, on any asset of the

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Company or any Subsidiary of any lien or permit any such lien to exist; or (vi)
enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subsection (e); (f) except in the ordinary course of business consistent with past practice and except in the case of officers for annual increases in compensation payable or to become payable to any officer of the Company consistent with past practice, (i) increase the compensation payable or to become payable to any director, officer or other employee, or grant any bonus to, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary or enter into or amend any collective bargaining agreement, or (ii) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, trust or fund for the benefit of any director, officer or class of employees; (g) commence any litigation other than in accordance with past practice, or settle or compromise any pending or threatened litigation which is material or which relates to the Offer or the Merger; (h) grant or convey to any person any rights, including, but not limited to, by way of sale, license or sublicense, in any of the Company's intellectual property; (i) make any significant change in any tax or accounting methods, principles or practices or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or generally accepted accounting principles ("GAAP"); or (j) after the date of the Merger Agreement, file any material tax return without the prior consent of TSI, which consent will not be unreasonably withheld.

     Pursuant to the Merger Agreement, subject to the Confidentiality Agreements dated March 20, March 23 and March 26, 1998 between the Company and TSI (the "Confidentiality Agreements"), from the date of the Merger Agreement to the election or appointment of the Purchaser's designees to the Company's Board of Directors upon the purchase by the Purchaser of Shares pursuant to the Offer, the Company will provide TSI, during normal business hours and upon reasonable notice, access to all financial, operating and other data and information regarding the business of the Company as TSI reasonably requests, other than information and documents that in the opinion of the Company's counsel may not be disclosed under applicable law.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its Subsidiaries will, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any Subsidiary or any merger, consolidation, share exchange, business combination or other similar transaction with the Company or any Subsidiary (a "Business Combination Proposal") or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing shall prohibit the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited Business Combination Proposal by such person received by the Company after the date of the Merger Agreement, if, and only to the extent that, (a) a majority of the disinterested members of the Company's Board of Directors, after consultation with the Company's independent financial advisor and based on the advice of outside counsel, determines in good faith that such action is required in order for the Company's Board of Directors not to breach its fiduciary duties to shareholders imposed by law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company (i) gives TSI as promptly as practicable prior written notice of the Company's intention to furnish such information or begin such discussions, the identity of such person and the material terms of such Business Combination Proposal and
(ii) receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement executed by TSI in favor of the Company.

     The Company also agreed, pursuant to the Merger Agreement, that neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to TSI or the Purchaser, the approval or recommendation by such Board of Directors or any such committee thereof the Offer, the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Business Combination Proposal. Notwithstanding the foregoing, the Board of Directors of the Company, to the extent required by the fiduciary obligations thereof, as determined

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in good faith by a majority of the disinterested members thereof based on the advice of outside counsel, may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger) a Superior Proposal. "Superior Proposal" means a bona fide Business Combination Proposal made by a third party to acquire, directly or indirectly, all of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms that a majority of the disinterested members of the Board of Directors of the Company determines in its good faith judgment (based on the advice of the Company's independent financial advisor) to be more favorable to the holders of Shares than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of a majority of such disinterested members (based on the advice of the Company's independent financial advisor), is reasonably capable of being financed by such third party.

     Indemnification and Insurance. Pursuant to the Merger Agreement, TSI and the Purchaser have agreed that the Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Restated Articles of Incorporation and Amended and Restated Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers or employees of the Company or any of the Subsidiaries, unless such modification shall be required by the TBCA. In addition, from and after the Effective Time, TSI and the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company or any of the Subsidiaries (collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer, employee or agent of the Company or any of the Subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under the TBCA and by the Company's Restated Articles of Incorporation and Amended and Restated Bylaws as in effect on May 1, 1998, and shall pay any expenses, as incurred, in advance of the disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the TBCA and by the Company's Restated Articles of Incorporation and Amended and Restated Bylaws as in effect on May 1, 1998.

     TSI and the Purchaser also agreed, pursuant to the Merger Agreement, to maintain in effect for three years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that TSI may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, that neither TSI nor the Surviving Corporation shall be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to the Company's directors and officers, 150% of the annual premium payments of the Company's current policy in effect as of May 1, 1998 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSI shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to TSI and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, labor matters, compliance with laws, tax matters, litigation, environmental matters, tangible property, material contracts, undisclosed liabilities, and the absence of any material adverse effect on the Company since November 2, 1997.

     Termination; Fees. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time,

          (a) by mutual written consent duly authorized by the boards of directors of each of TSI, the Purchaser and the Company prior to the date of the election or appointment of the Purchaser's designees to the Company's Board of Directors upon the purchase by the Purchaser of Shares pursuant to the Offer;

          (b) by either TSI or the Company if the Effective Time shall not have occurred on or before August 31, 1998;

          (c) by TSI if: (i) due to an occurrence or circumstance that results in a failure to satisfy any condition of the Offer, the Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of TSI or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by TSI or the Purchaser of any representation or warranty of either of them contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, (A) the Company's Board of Directors withdraws its recommendation of the Merger Agreement or the Merger or shall have resolved to do so, (B) the Company's Board of Directors shall have recommended to the shareholders of the Company any Superior Proposal or resolved to do so, or (C) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company is commenced (other than by TSI or its affiliates) and the Company's Board of Directors fails to recommend against the shareholders of the Company tendering their shares into such tender offer or exchange offer; or

          (d) by the Company if: (i) the Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in paragraph (c) of the conditions to the Offer as set forth under "Conditions to the Offer" (the "Conditions to the Offer"); or (ii) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company approves or recommends a Superior Proposal.

The above referenced termination provisions are sometimes referred to, collectively or individually, as the "Termination Rights."

     Pursuant to the Merger Agreement, the Company shall pay TSI a fee (an "Alternative Proposal Fee") equal to three percent (3%) of the aggregate amount payable by the Purchaser to the shareholders of the Company pursuant to the Offer and the Merger, plus all of the TSI Expenses (as hereinafter defined), if:

          (i) the Merger Agreement is terminated pursuant to paragraph (c)(ii) or (d)(ii) of the Termination Rights; or

          (ii) the Merger Agreement is terminated pursuant to a Termination Right (other than (A) due to an occurrence or circumstance that results in a failure to satisfy paragraphs (a), (f) or (h) of the Conditions to the Offer or (B) pursuant to paragraph (d) of the Termination Rights, unless the event providing the basis for such termination is the result of an occurrence or circumstance that results in a failure to satisfy paragraphs
     (b) or (c) of Conditions of the Offer), and (A) the Offer shall have remained open for at least 20 business days, (B) the Minimum Condition shall not have been satisfied, (C) a Business Combination Transaction Proposal shall have been made prior to termination of the Offer, and (D) such Business Combination Transaction is thereafter consummated within 12 months of such termination. "Business Combination Transaction" means any of the following involving the Company: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, transfer or other disposition (other than a pledge or mortgage) of 50% or more of the assets of the Company in a single transaction or series of related transactions; or

     (3) the acquisition by a person or entity or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 50% or more of the shares of the Company's common stock, whether by tender offer, exchange offer or otherwise.

     TSI shall be entitled to receive the TSI Expenses (but not the Alternative Proposal Fee) in immediately available funds in the event that the Merger Agreement is terminated by TSI pursuant to paragraph (c)(i) of the Termination Rights (other than due to an occurrence or circumstance that results in a failure to satisfy paragraphs (a), (f) or (h) of the Conditions to the Offer hereto in which case such TSI Expenses shall not exceed $1,500,000).

     As used herein, "TSI Expenses" means all reasonable out-of-pocket expenses and fees actually incurred by TSI or the Purchaser or on their respective behalf in connection with the Offer and the Merger prior to the termination of the Merger Agreement (including, without limitation, all fees and expenses of counsel, financial advisors, banks or other entities providing financing to TSI (including financing, commitment and other fees payable thereto), accountants, environmental and other experts and consultants to TSI and its affiliates, and all printing and advertising expenses) and in connection with the negotiation, preparation, execution, performance and termination of the Merger Agreement, the structuring of the Offer and the Merger, any agreements relating thereto and any filings to be made in connection therewith.

     Except as set forth in this Section, all costs and expenses incurred in connection with the Merger Agreement and the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated.

  Richard C. Allender

     Richard C. Allender, the Chairman of the Board, Chief Executive Officer and President of the Company, currently has an employment agreement with the Company dated July 10, 1995 which is described in the section entitled "Employment Contracts and Termination Agreements" in Annex A. The current employment agreement provides for a three-year term which renews on a daily basis and provides for a base salary of $400,000 per year. In connection with the Offer, TSI and Mr. Allender entered into a new Employment Agreement (the "Employment Agreement") to provide for the employment of Mr. Allender following the closing of the Offer. The term of the Employment Agreement will commence on the earlier to occur of the Effective Time or the date upon which the Purchaser is entitled to designate directors to be elected to the Company's Board of Directors pursuant to the Merger Agreement, and will continue for a three (3) year term (the "Initial Term"), after which the Employment Agreement will be renewed automatically on a daily basis so that the term after the Initial Term will continue for a twelve (12) month term.

     During each year that the Employment Agreement is in effect, TSI and/or its subsidiaries will pay to Mr. Allender a minimum annual salary of $300,000 ("Base Salary"). The Employment Agreement also provides that during each year that the Employment Agreement is in effect, TSI will pay to Mr. Allender an annual bonus of at least $100,000. On the first day of the Initial Term, TSI will grant to Mr. Allender options to purchase 15,000 shares of TSI's common stock at an exercise price equal to the fair market value of the shares on the date of grant of such option. The options will be vested and immediately exercisable. During each year that the Employment Agreement is in effect, TSI will grant additional options to Mr. Allender upon such terms as are generally available to senior executive officers of TSI or its subsidiaries. During the term of his employment, Mr. Allender will be entitled to participate in or receive all benefits under TSI's employee benefit plans and arrangements, including, without limitation, TSI's 401(k) plan and all benefits which are available to senior executive officers of TSI or its subsidiaries. TSI will pay the cost of premiums for Mr. Allender's existing split-dollar life insurance policy, but the cost of premiums for such split-dollar life insurance policy may not exceed $121,000 per annum, unless otherwise agreed by TSI. Except as otherwise provided in the Employment Agreement, TSI will be obligated from and after the date of the Employment Agreement to pay a minimum of three annual premium payments of $121,000, or an aggregate amount of premiums of $363,000, including any payments made during the Initial Term or any term after the Initial Term (the "Minimum Premium Commitment"). On the first day of the Initial Term and as an inducement to surrender his rights under his existing employment contract and to remain with the Company following the closing, TSI will pay Mr. Allender a bonus of $600,000. In addition, if Mr. Allender is employed by TSI or any of its subsidiaries on the last day of the Initial Term, TSI will pay to Mr. Allender on such date an additional bonus of $500,000 (the "Final Bonus"). During the term of his employment, Mr. Allender will be entitled to receive all perquisites which are available to senior executive officers of TSI or its subsidiaries including, without limitation, country club membership dues of approximately $350 per month; a car allowance of $1,000 per month; and a gas allowance of $250 per month.

     TSI may terminate Mr. Allender's employment for Cause, which means: (i) Mr. Allender's conviction of a felony involving moral turpitude; or (ii) Mr. Allender's serious, willful gross misconduct or willful gross neglect of duties (other than any such neglect resulting from Mr. Allender's incapacity due to physical or mental illness or any such neglect after the issuance of a notice of termination delivered pursuant to the Employment Agreement by Mr. Allender for Good Reason), which, in either case, has resulted, or in all probability is likely to result, in material economic damage to TSI; provided no act or failure to act by Mr. Allender will constitute "Cause" under clause (ii) above if Mr. Allender believed in good faith that such act or failure to act was in the best interest of TSI.

     Mr. Allender may terminate his employment at any time during the term of the Employment Agreement for Good Reason by giving written notice to TSI which will set forth in reasonable detail the facts and circumstances constituting Good Reason. "Good Reason" will mean (A) a substantial adverse change in Mr. Allender's status or position(s) as an executive officer of TSI or its subsidiaries, including, without limitation, any adverse change in Mr. Allender's status or position(s) as a result of a material diminution in duties or responsibilities or the assignment to Mr. Allender of any duties or responsibilities which, in Mr. Allender's reasonable judgment, are inconsistent with such status or position(s) or any removal of Mr. Allender from or any failure to reappoint or reelect Mr. Allender to such position(s) (except in connection with the termination of Mr. Allender's employment for Cause or incapability, as a result of Mr. Allender's death or incapacity, or by Mr. Allender other than for Good Reason); (B) a reduction by TSI or its subsidiaries in Mr. Allender's Base Salary; (C) Mr. Allender's office is moved, without his consent, from the city of El Paso, Texas, except for reasonably required travel on TSI's and its subsidiaries' business; (D) TSI's material breach of any of its obligations under the Employment Agreement; or (E) (y) any failure by TSI to continue in effect any benefit plan or arrangement in which Mr. Allender participates, or any other plan or arrangement providing Mr. Allender with benefits (hereinafter referred to as "Benefit Plans"), or (z) the taking of any action by TSI which would adversely affect Mr. Allender's participation in or materially reduce Mr. Allender's benefits under any such Benefit Plan or deprive Mr. Allender of any material fringe benefit or perquisite of office enjoyed by Mr. Allender, unless in the case of either subclause (y) or (z) above, there is substituted a comparable plan or program that is economically equivalent, in terms of the benefit offered to Mr. Allender, to the Benefit Plan being altered, reduced, affected or ended.

     If Mr. Allender's employment is terminated by reason of death, his estate will be paid all salary, bonus or other benefits, otherwise payable to Mr. Allender through the end of the month in which his death occurred, and TSI and its subsidiaries will have no further obligations to Mr. Allender under the Employment Agreement. If Mr. Allender's employment is terminated for Cause, TSI or its subsidiaries will pay Mr. Allender his Base Salary and benefits through the date of termination specified in the notice of termination, and TSI and its subsidiaries will have no further obligations to Mr. Allender under the Employment Agreement, including, but not limited to, any obligations in respect of the Minimum Premium Commitment.

     If Mr. Allender's employment is terminated (i) by TSI other than as a result of death or Cause, or (ii) by Mr. Allender for Good Reason, Mr. Allender will be entitled to the following: (A) Mr. Allender's earned but unpaid Base Salary through the date of termination; (B) the Base Salary in effect immediately prior to the date of termination for the remainder of the current term of the Agreement; (C) an annual bonus for the current fiscal year prorated through the date of termination equal to the greater of (x) the annual bonus awarded to Mr. Allender with respect to TSI's most recent fiscal year ending prior to the date of termination or (y) $100,000; (D) the amount of the Minimum Premium Commitment which has not been paid as of the date of termination; and
(E) the Final Bonus. After such termination, TSI will continue to provide Mr.

Allender with those benefits he was entitled to immediately prior to his termination, for thirty-six (36) months.

     To the extent Mr. Allender is an Optionee (as defined under any of TSI's stock option plans), if Mr. Allender's employment is terminated without Cause or Mr. Allender terminates his employment for Good Reason, all options held by Mr. Allender will automatically vest and become exercisable.

     The foregoing is a summary of the Employment Agreement which summary is qualified in its entirety by reference to the Employment Agreement is filed as Exhibit (c)(6) hereto.

  Other Executive Officers

     Certain of the Company's other executive officers currently have employment contracts with the Company which are described in the section entitled "Employment Contracts and Termination Agreements" in Annex A. TSI has provided to each such executive officer an outline of proposed economic terms of employment to be effective following the closing of the Offer. TSI has informed the Company that it will provide to these executive officers a draft of an employment contract which would include the economic terms outlined in the proposal. Each executive officer will then be required to make a decision whether to accept the terms of the employment contracts offered by TSI or keep the terms of the existing employment agreements with the Company. Each executive officer may negotiate terms which are not materially different than the terms set forth above.

     The material economic terms of the employment proposals provided by TSI to certain of the Company's executive officers are as follows:

                                                              RETENTION                 STOCK OPTION
                                     TERM     SIGNING BONUS     BONUS     BASE SALARY      GRANTS
EXECUTIVE OFFICER                   (YEARS)       $(1)          $(2)           $             #
-----------------                   -------   -------------   ---------   -----------   ------------
Jackie L. Boatman.................     2         50,000        50,000       250,000        10,000
Russell G. Gibson.................     1(3)           0        50,000       185,000         6,000
Michael R. Mitchell...............     2(3)      50,000        50,000       300,000        10,000

---------------

     (1) Payable upon the first day of the term of employment.
     (2) Payable upon the last day of the term of employment.
     (3) The term is extended automatically so that there will always be a one year term.

  Vesting of Stock Options; Restricted Stock

     All of the outstanding options to purchase Shares granted by the Company under the Company Option Plans will immediately vest and become exercisable upon a change in control. The holders of options covered by the Company Option Plans will receive in cash the excess, if any, of the Per Share Amount over the exercise price per share subject to any options held times the number of Shares subject to such options. The Company Option Plans are filed as Exhibits
(c)(7-12) to this Schedule 14D-9 and are incorporated by reference. In addition, any restrictions on restricted stock granted under the Company's Option Plans will lapse upon a change in control, and the holder of such restricted stock shall be entitled to tender the restricted stock to the Purchaser and receive the Per Share Amount for each such share of restricted stock. The Company presently anticipates that the payment to be made at the closing of the Offer to all employees and directors of the Company in respect of the options and restricted stock will be approximately $3,196,000, of which amount approximately $2,296,100 will be payable to the Company's executive officers and directors.

  Indemnification of Directors and Officers

     The Amended and Restated Bylaws of the Company provide that directors and officers may be indemnified to the maximum extent permitted by the TBCA. The TBCA permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation, against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

     The Company has adopted provisions in its Restated Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the TBCA. Under the Company's Restated Articles of Incorporation, and as permitted by the TBCA, a director is not liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director of the Company. Such limitation of liability does not affect a director's liability for a breach of a director's duty of loyalty to the Company, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, an act or omission for which the liability of a director is expressly provided by statute, or an act related to an unlawful stock repurchase or dividend payment. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The preceding discussion of the Company's Restated Articles of Incorporation and Amended and Restated Bylaws, and the TBCA is not intended to be exhaustive and is qualified in its entirety by the Restated Articles of Incorporation, Amended and Restated Bylaws, and the TBCA.

     In addition to the foregoing, the Merger Agreement contains provisions dealing with the indemnification of the Company's directors and officers. See the description of these provisions under Item 3 -- Merger
Agreement -- Indemnification and Insurance.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  Recommendation of the Board of Directors

     The Company's Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders and unanimously recommends that shareholders accept the Offer and tender all their Shares pursuant thereto. This recommendation is based in part upon an opinion received from Financo, Inc., the Company's financial advisors ("Financo"), that the Per Share Amount to be offered to the Company's shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM FINANCO IS ATTACHED HERETO AS ANNEX B. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Shareholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition or any of the other conditions to the Offer are not satisfied.

     Under the TBCA, the approval of the Board and the affirmative vote of the holders of two-thirds of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder. Under the TBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's shareholders. TSI, the Purchaser and the Company have agreed to use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under the TBCA, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 5, 1998, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. Pursuant to the Merger Agreement, the Purchaser may, but need not, extend the Offer until the applicable waiting period under the HSR Act, shall have expired or been terminated. In addition, the Merger Agreement allows the

Purchaser to (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Purchaser's obligations to purchase the Shares have not been satisfied, (ii) extend the Offer from time to time for up to a maximum of an aggregate of 10 business days beyond the initial expiration date of the Offer (which initial expiration date shall be 20 business days following the commencement of the Offer), notwithstanding that all conditions to the Offer are satisfied as of the date of such extension, and (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. A copy of the press release issued jointly by TSI and the Company announcing the Merger and the Offer is filed as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Background of the Offer

     During 1997, the Board of Directors discussed in general at various meetings of the Board of Directors the possibility of pursuing opportunities to maximize shareholder value, which discussions included considering the possible sale of the Company. In early November 1997, Mr. Allender was contacted on an unsolicited basis by the Chief Executive Officer of a publicly-traded apparel company regarding the possible sale of the Company. On November 19, 1997, Mr. Allender and Michael R. Mitchell, two of the Company's executive officers and directors, met with the prospective purchaser in New York.

     On December 1, 1997, the Company's Board of Directors met at its regularly scheduled meeting and discussed the meeting with the prospective purchaser and other ways of maximizing shareholder value. The Board of Directors invited a prospective financial advisor to the meeting to make a presentation of opportunities to maximize shareholder value and the possible retention of this person as the Company's financial advisor.

     On December 31, 1997, William W. Compton, Chairman of the Board and Chief Executive Officer of TSI, telephoned Mr. Allender on an unsolicited basis to discuss a possible business combination between the Company and TSI.

     During December 1997 through March 1998, the Company and the prospective purchaser that contacted the Company in November 1997 conducted mutual due diligence. On February 9-10, 1998, representatives of the Company and the prospective purchaser met at the offices of the prospective purchaser. At these meetings, the prospective purchaser discussed a possible stock for stock acquisition of the Company. No terms or pricing for the possible acquisition were discussed. The Company's representatives informed the prospective purchaser that the Company would retain a financial advisor to assist in evaluating a possible transaction.

     On January 6, 1998, Mr. Compton submitted to Mr. Allender a letter indicating an interest in discussions regarding a possible transaction. The letter of interest did not contain any terms for a possible acquisition.

     In February, 1998, Mr. Compton telephoned Mr. Allender, and the parties discussed potential benefits of various forms of business combinations between the Company and TSI.

     On March 2, 1998, the Company's Board of Directors met in Dallas, Texas to interview prospective financial advisors, including Financo.

     On March 10, 1998 and following the Company's Annual Meeting of Shareholders, the Company's Board of Directors met in El Paso, Texas. At this meeting the Board of Directors discussed the selection of a financial advisor and discussed various alternatives to maximize shareholder value, which included the sale of the Company, raising additional capital or continuing the operations of the Company without any significant changes.

     On March 23, 1998, Mr. Allender and Mr. Charles J. Smith, a director of the Company, traveled to Tampa, Florida and met with Mr. Compton, Mr. Michael Kagan, Executive Vice President and Chief Financial Officer of TSI, and Mr. Richard J. Domino, President of TSI. The parties discussed recent developments in the apparel industry and continued their review of the potential benefits of various strategic relationships between the Company and TSI. Prior to these discussions, TSI entered into a Confidentiality Agreement with the Company dated March 20, 1998, a copy of which is filed as Exhibit (c)(2) to this

Schedule 14D-9, pursuant to which, among other things, TSI agreed that any non-public information made available to it by the Company would be held in strict confidence. Also prior to these discussions, on March 23, 1998, the Company entered into a Confidentiality Agreement with TSI, a copy which is filed as Exhibit (c)(3) to this Schedule 14D-9, pursuant to which, among other things, the Company agreed that any non-public information made available to it by TSI would be held in strict confidence.

     On March 24, 1998, Mr. Allender and Mr. Smith met with a third prospective purchaser who had previously contacted Mr. Allender on an unsolicited basis.

     TSI entered into a new Confidentiality Agreement with the Company dated March 26, 1998, a copy of which is filed as Exhibit (c)(4) to this Schedule 14D-9, pursuant to which, among other things, TSI agreed that any non-public information made available to it by the Company would be held in strict confidence, and TSI further agreed to a two-year standstill with regard to initiating any form of business combination or other acquisition transaction involving the Company, with regard to initiating any purchase or sale of any securities of the Company and with regard to inducing certain employees of the Company to leave the employ of the Company, unless TSI was specifically invited or authorized to initiate such a transaction by the Company or the Company provided its prior written consent.

     Between March 10, 1998 and March 26, 1998, there was a substantial number of telephone conversations among various members of the Board of Directors regarding the selection of a financial advisor which resulted in a consensus developing among such Board members that the sale of the Company was the most likely alternative available to maximize shareholder value. On March 26, 1998, the Company entered into an agreement with Financo pursuant to which Financo was engaged as the Company's exclusive agent to review and analyze the financial and structural alternatives available to the Company, with a view toward meeting its long-term strategic objectives and the maximization of shareholder value, including but not limited to, (a) identifying opportunities for the possible sale of the Company; (b) advising the Company concerning opportunities for such a sale; and (c) as requested by the Company, participating on the Company's behalf in negotiations concerning such a sale.

     Based upon the advice of Financo, the Company determined that the most likely buyer for the Company would be another apparel industry operator with channels of distribution comparable to those of the Company (a "Strategic Acquiror"). Financo contacted 16 potential Strategic Acquirors, including TSI and the two other persons that the Company had recently been in contact with respect to a possible transaction. The Company's management organized due diligence information to be made available for review by these prospective acquirors. Eight Strategic Acquirors executed a confidentiality agreement with the Company. Each such Strategic Acquiror received a letter from Financo outlining the procedures governing the sale process (the "Procedures Letter"). The Procedures Letter, among other things, instructed all potential acquirors to submit non-binding definitive acquisition proposals to Financo not later than 5:00 p.m., New York City time, on April 27, 1998.

     On April 17, 1998, Financo distributed a letter (the "Contract Distribution Letter") that included as attachments drafts (prepared by the Company's legal counsel) of two forms of definitive agreements for the sale of the Company. One draft contract provided for a sale of the Company through a cash tender offer followed by a cash-out merger (the "Tender Offer Draft Contract"); the second draft contract provided for the sale of the Company through a stock for stock merger subject to a vote by the Company's shareholders. Potential acquirors were instructed to submit a definitive acquisition proposal to Financo on or before April 27, 1998 and such a proposal should be accompanied by a draft contract applicable to the form of acquisition transaction chosen by such potential acquiror marked to indicate any modifications to the draft contracts prepared by the Company's legal counsel.

     During the period from March 26, 1998 through April 26, 1998, seven of the Strategic Acquirors conducted due diligence, including, to the extent such persons deemed appropriate, reviewing the due diligence information prepared by the Company, receiving additional due diligence materials, meeting with Financo and management of the Company and its legal counsel, independent accountants and other representatives, and visiting, or conducting due diligence in respect of, certain of the Company's facilities in Texas, Australia, Costa Rica, England, Fiji and Mexico.

     During the period from March 30, 1998 through April 29, 1998, members of the Company's management and Board of Directors were provided an opportunity to speak telephonically with representatives of Financo and the Company's legal counsel on each business day (except for four days) to review the process of the potential transaction. In these conversations, Financo provided the Board of Directors with a detailed report of the sale process as of that day. The Board of Directors was able to provide guidance to Financo and the Company's management and legal counsel for the following day.

     On April 27, 1998, TSI submitted a non-binding proposal to acquire all of the shares of the Company's common stock for $8.50 per share through a cash tender offer followed by a cash-out merger and a draft of the Tender Offer Draft Contract, marked to indicate proposed changes, and a commitment from Prudential Securities Credit Corp. to finance up to $100 million in acquisition costs for the purchase of the stock of the Company. The TSI proposal was to expire on May 1, 1998. Shortly after TSI delivered this proposal, TSI transmitted to Financo a commitment letter and a term sheet from Fleet Capital Corporation ("Fleet") setting forth Fleet's commitment to provide TSI with certain senior financing to fund, among other things, other TSI integration costs, as well as the continuing operations of TSI and the Company.

     Members of the Company's management and the Board of Directors spoke telephonically with Financo on April 29, 1998 to review in detail the proposals submitted by the possible acquirors. During the course of this conversation, TSI's financial advisor contacted Financo and informed them that TSI had increased its offer to $9.00 per share, which offer was to expire at 5:00 p.m., New York City time, on May 1, 1998. After lengthy discussions of the various proposals, the members of the Board of Directors participating in the telephone conference decided it was appropriate to pursue further discussions with TSI with a view toward negotiating a definitive acquisition agreement to be submitted to the Board of Directors for further review and consideration, along with the other acquisition proposals.

     On April 30, 1998, members of TSI's management, legal counsel and financial advisors met with representatives of the Company, their legal counsel and financial advisors to negotiate the terms of the Merger Agreement. Negotiations regarding the Merger Agreement continued among the parties and their advisors through May 1, 1998.

     The Company's Board of Directors met on May 1, 1998, where extensive presentations from management of the Company, Financo and the Company's legal counsel were made regarding the acquisition proposals received from the prospective purchasers. The Board of Directors of the Company thereafter unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders and unanimously recommended that shareholders accept the Offer and tender all their Shares pursuant thereto. On May 1, 1998, Financo delivered to Company's Board of Directors its written opinion that the consideration to be received by the shareholders of the Company in the Offer and Merger was fair to such shareholders from a financial point of view as of the date of such meeting. The opinion of Financo is set forth in Annex B attached hereto. The shareholders of the Company are urged to read that opinion in its entirety.

     On May 1, 1998, following the Company's Board of Directors' meeting and the close of the stock market, the Company and TSI executed the Merger Agreement. On May 4, 1998 (prior to the opening of the stock market on the first business day following the execution of the Merger Agreement), the parties publicly announced the Offer and the Merger.

     On May 8, 1998, Purchaser and TSI commenced the Offer.

  Reasons for the Recommendation

     In approving the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

          (a) possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith;

          (b) the familiarity of the Board with the business, results of operations and prospects of the Company and the nature of its industry;

          (c) the Company's existing competition in the industry in which it operates and future competition, the relevant size of other participants in the industry in which it operates and the available capital and other resources of such other participants as compared to the available capital and other resources of the Company;

          (d) the presentation of Financo at the May 1, 1998 Board meeting and the written opinion of Financo that, as of the date of such opinion and based upon certain matters considered relevant by Financo, the $9.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion of Financo dated May 1, 1998, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B. Shareholders are urged to, and should, read such opinion carefully in its entirety;

          (e) that the Per Share Amount represents (i) a premium of approximately 60% over the closing price for the Shares on March 30, 1998, the last trading day prior to the announcement that Financo had been retained by the Company, and (ii) a premium of approximately 33% over the closing price for the Shares on May 1, 1998, the last trading day prior to the announcement of the Offer;

          (f) the financial and other terms and conditions of the Offer and Merger Agreement;

          (g) the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Merger Agreement;

          (h) the fact that the Offer and the Merger were not subject to a financing condition; and

          (i) the likelihood that the Offer and the Merger would be consummated.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Financo is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Financo is entitled to a transaction fee of 1% of the Aggregate Value of the transaction (less amounts previously paid by the Company in connection with the Company's retention of Financo, including, $100,000 paid to Financo on the date of their engagement and $250,000 paid to Financo at the time of delivery of the opinion referred to in Item 4). The Aggregate Value of the transaction shall mean the sum of (i) the value of the cash paid by TSI in the Offer and the Merger to the Company's shareholders, (ii) any indebtedness of the Company for money borrowed that is "assumed" in connection with the Offer and the Merger, and (iii) any dividends paid by the Company out of the ordinary course of business through the date of the closing of the Offer and the Merger. Indebtedness is deemed "assumed" if (i) such indebtedness is repaid, assumed or otherwise defeased by TSI or the Purchaser, or (ii) in certain circumstances, such indebtedness remains an obligation of the Company upon consummation of a sale transaction. The indebtedness of money borrowed, for purposes of calculating the transaction fee, is the average outstanding amount of such indebtedness for the twelve month period preceding the closing of a sale transaction. The transaction fee shall become payable in cash upon the closing of the Offer and the Merger. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Financo periodically for their respective reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Financo against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) On March 31, 1998, pursuant to the terms of the Company's 1996 Non-Employee Directors Stock Option Plan (the "1996 Plan"), the Company made automatic grants of options to purchase 2,500 Shares at $6.03125 per Share to each of its non-employee directors, or an aggregate of 12,500 Shares. According to the terms of the 1996 Plan, one-half of the options granted under the 1996 Plan vest on the first anniversary of the grant date, and the remaining one-half vest on the second anniversary of the grant date. To the best of the Company's knowledge, no other transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  Texas Business Combination Law

     In general, Article 13.03 of the TBCA (the "Texas Business Combination Statute") prohibits any person who is an "affiliated shareholder," including a beneficial owner of 20% or more of the outstanding voting shares, of an issuing public corporation from engaging in a "business combination" (including the Merger) with certain Texas corporations for a period of three years following the time at which such person became an affiliated shareholder unless (i) either the transaction by which such person became an affiliated shareholder or the business combination is approved by the board of directors of the corporation prior to the time at which such person became an affiliated shareholder, or (ii) the business combination (including the Merger) is approved, by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the issuing public corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders and not by written consent, called for that purpose not less than six months after the date such person first became an affiliated shareholder. The requirements of the Texas Business Corporation Statute apply unless the corporation adopts an amendment to its articles of incorporation or bylaws expressly electing to not be governed thereby. The Company's Restated Articles of Incorporation and Amended and Restated Bylaws do not include such a provision. Accordingly, the requirements of the Texas Business Combination Statute apply to the Company.

     The Company's Board of Directors at its meeting on May 1, 1998 approved the Merger and, therefore, has taken all action necessary to exempt the transactions contemplated by the Merger Agreement from, or make inapplicable to such transactions, any state anti-takeover laws, including the Texas Business Combination Statute, that are applicable or purport to be applicable to such transactions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
(a)(1)   Purchaser's Offer to Purchase, dated May 8, 1998
(a)(2)   Letter of Transmittal
(a)(3)   Opinion of Financo, Inc., dated May 1, 1998 (filed as Annex
         B hereto)
(a)(4)   Joint Press Release of Farah Incorporated and Tropical
         Sportswear Int'l Corporation, dated May 4, 1998
(a)(5)   Press Release of Tropical Sportswear Int'l Corporation,
         dated May 8, 1998
(c)(1)   Merger Agreement, among Farah Incorporated, Tropical
         Sportswear Int'l Corporation and Foxfire Acquisition Corp.,
         dated May 1, 1998
(c)(2)   Confidentiality Agreement between Farah Incorporated and
         Tropical Sportswear Int'l Corporation, dated March 20, 1998
(c)(3)   Confidentiality Agreement between Tropical Sportswear Int'l
         Corporation and Farah Incorporated, dated March 23, 1998
(c)(4)   Confidentiality Agreement between Farah Incorporated and
         Tropical Sportswear Int'l Corporation, dated March 26, 1998
(c)(5)   The Company's Information Statement filed pursuant to
         Section 14(f) of the Securities Exchange Act of 1934 and
         Rule 14f-1 (filed as Annex A hereto)
(c)(6)   Employment Agreement by and between TSI and Richard C.
         Allender, dated May 1, 1998
(c)(7)   Amended and Restated Farah Manufacturing Company, Inc. 1986
         Stock Option Plan (filed as Exhibit 4(a) to the Company's
         Registration Statement on Form S-8, Registration No. 2-
         75949)
(c)(8)   Farah Incorporated 1988 Stock Option Plan for Non-Employee
         Directors (filed as Exhibit 10.31 to Form 10-K as of October
         31, 1988)
(c)(9)   Farah Incorporated 1991 Stock Option and Restricted Stock
         Plan dated October 15, 1991 (filed as Exhibit 10.108 to Form
         10-K as of October 31, 1991)
(c)(10)  Amendment to the Farah Incorporated 1991 Stock Option and
         Restricted Stock Plan, dated December 6, 1995 (filed as
         Exhibit 10.56 to Form 10-Q as of May 5, 1996)
(c)(11)  Farah Incorporated 1996 Non-Employee Directors Stock Option
         Plan
(c)(12)  Farah Incorporated 1998 Stock Option and Restricted Stock
         Plan
(c)(13)  Restated Articles of Incorporation of the Company (filed as
         Exhibit 3.1 to the Company's Registration Statement on Form
         S-3, Registration No. 033-52811)
(c)(14)  Articles of Amendment to Articles of Incorporation of the
         Company (filed as Exhibit 3.2 to the Company's Registration
         Statement on Form S-3, Registration No. 033-52811)
(c)(15)  Amended and Restated Bylaws of the Company (filed as Exhibit
         3.2 to the Form 10-K as of November 5, 1993)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          FARAH INCORPORATED

                                          By:    /s/ RICHARD C. ALLENDER
                                            ------------------------------------
                                            Richard C. Allender
                                            Chairman of the Board, Chief
                                              Executive
                                            Officer and President

May 8, 1998

                                    ANNEX A

       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement, which is being mailed on or about May 8, 1998 to the holders of shares of the common stock, no par value (the "Common Stock"), of Farah Incorporated, a Texas corporation (the "Company"), is being furnished in connection with the designation by Foxfire Acquisition Corp., a Texas corporation ("Purchaser"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of May l, 1998 (the "Merger Agreement") among the Company, Tropical Sportswear Int'l Corporation, a Florida corporation and the sole shareholder of Purchaser ("TSI"), and Purchaser.

     Pursuant to the Merger Agreement, among other things, Purchaser is to commence a cash tender offer no later than May 8, 1998 to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $9.00 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated May 8, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 5, 1998, unless extended. The Offer is conditioned upon, among other things, a number of Shares which, together with Shares already owned by TSI and its subsidiaries, is equivalent to 66 2/3% of the outstanding Shares being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the effective time of the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of TSI. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by TSI, or any indirect or direct wholly owned subsidiary of TSI or the Company, all of which will be canceled, and other than Shares, if any, held by shareholders who have perfected rights as dissenting shareholders under Texas Business Corporation
Act) will be converted into the right to receive cash in an amount of $9.00.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate thereof following such purchase bears to the total number of Shares then outstanding. The Company shall at such times promptly take all actions necessary to cause Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company shall also use its best efforts to cause Purchaser Designees to constitute the same percentage as Purchaser Designees shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. The Company's obligations to cause to be elected Purchaser Designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     Following the election of Purchaser Designees and prior to the consummation of the Merger, any amendment of the Merger Agreement or the Restated Articles of Incorporation or the Amended and Restated Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or the acts of TSI or Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the

Company then in office who neither were Purchaser Designees or employees of the Company, or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than TSI and its subsidiaries).

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of TSI and Purchaser (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase. The Company has been advised that Purchaser intends to finance the purchase of Shares in the Offer and the Merger either through capital contributions or advances made directly or indirectly by TSI. The Company has also been advised that TSI and Purchaser anticipate that the funds required in connection with the transactions contemplated by the Merger Agreement will be obtained through the private placement of senior subordinated debt of TSI.

     No action is required by the shareholders of the Company in connection with the election of Purchaser Designees to the Board. However, Section 14(f) of the Exchange Act, requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning TSI and Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of TSI and Purchaser are located at 4902 West Waters Avenue, Tampa, Florida 33634-1302.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth persons who were known to the Company as of April 30, 1998, to be beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock:

                                                              AMOUNT OF
NAME AND ADDRESS OF                                           BENEFICIAL   PERCENT OF
BENEFICIAL OWNER                                              OWNERSHIP      CLASS
-------------------                                           ----------   ----------
Franklin Resources, Inc.....................................  1,000,000(1)   9.7%
  777 Mariners Island Blvd, 6th Floor
  San Mateo, California 94404
Reich & Tang Asset Management L.P...........................    968,700(2)   9.4%
  600 Fifth Avenue
  New York, New York 10020
Dimensional Fund Advisors, Inc..............................    761,800(3)   7.4%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, California 90401
Wynnefield Partners Small Cap Value, L.P....................    716,900(4)   7.0%
  One Penn Plaza, Suite 4720
  New York, New York 10119

---------------

(1) According to Schedule 13G filed January 19, 1998, the following entities are the beneficial owners of 1,000,000 shares of Common Stock: Franklin Resources, Inc.; Charles B. Johnson; Rupert H. Johnson, Jr.; and Franklin Advisory Services, Inc.
(2) According to Schedule 13G filed February 13, 1998.
(3) According to Schedule 13G filed February 10, 1998.
(4) According to Schedule 13D filed December 19, 1997, the following entities are the beneficial owners of 716,900 shares of Common Stock: Wynnefield Partners Small Cap Value, L.P.; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Partners Small Cap Value L.P. I; and Channel Partnership II L.P.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group as of April 30, 1998.

                                                                                SHARES
                                                                 AMOUNT       SUBJECT TO
                                                              OF BENEFICIAL   OPTIONS AND   PERCENT
                            NAME                              OWNERSHIP(1)     AWARDS(1)    OF CLASS
                            ----                              -------------   -----------   --------
Richard C. Allender.........................................     243,449        184,400       2.4%
Jackie L. Boatman...........................................      73,000         73,000        (2)
Clark L. Bullock............................................      11,000         11,000        (2)
Christopher L. Carameros....................................      11,000         11,000        (2)
John D. Curtis..............................................       6,500          6,500        (2)
Russell G. Gibson...........................................      40,000         40,000        (2)
Sylvan Landau...............................................      23,500         18,500        (2)
Michael R. Mitchell.........................................     101,328         92,500       1.0%
Charles J. Smith............................................      11,000         11,000        (2)
All directors and executive officers as a group (10
  persons)..................................................     524,777        451,900       5.1%(3)

---------------

(1) The shares of Common Stock that are either subject to options that become exercisable within 60 days or subject to restricted stock awards that vest within 60 days are also included in the column entitled "Amount of Beneficial Ownership."
(2) Less than one percent of the outstanding shares of Common Stock.
(3) Percentage considers an aggregate of 646,000 shares of Common Stock to be outstanding which are either subject to options which are exercisable within 60 days or subject to restricted stock awards which vest within 60 days.

                              PURCHASER DESIGNEES

     None of the Purchaser Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, except as set forth in the Offer to Purchase, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission. Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director of the Company. The following is certain biographical information pertaining to each Purchaser Designee:

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
NAME AND ADDRESS                                           HELD DURING THE PAST FIVE YEARS
----------------                            --------------------------------------------------------------
William W. Compton........................  Mr. Compton has served as Chairman of the Board, Chief
  4902 West Waters Avenue                     Executive Officer and a Director of TSI since November 1989.
  Tampa, Florida 33634-1302                   He also served as President of TSI from November 1989 to
                                              November 1994. Mr. Compton has over 28 years of experience in the apparel industry. Prior to joining TSI, he served as
                                              President and Chief Operating Offer of Munsingwear, Inc., an
                                              apparel manufacturer and Marketer, President/Executive Vice
                                              President of Corporate Marketing for five apparel divisions of McGregor/Faberge Corporation and President, U.S.A. and a
                                              director of Farah Manufacturing Corporation, a men's apparel manufacturer. Mr. Compton currently serves on the Board of
                                              Directors of Brigham Young University Marriott School of
                                              Management, and on the Board of Directors of AAMA. Mr.
                                              Compton beneficially owns 40 shares of the common stock, no par value per share, of the Company.
Michael Kagan.............................  Mr. Kagan has served as Executive Vice President, Chief
  4902 West Waters Avenue                     Financial Officer, Secretary and a Director of TSI since
  Tampa, Florida 33634-1302                   November 1989. Mr. Kagan has more than 30 years experience in the apparel industry. Prior to joining TSI, Mr. Kagan
                                              served as Senior Vice President of Finance for Munsingwear,
                                              Inc. and as Executive Vice President and Chief Operating
                                              Officer of Flexnit Company, Inc., a manufacturer of women's intimate apparel.
Donald H. Livingstone.....................  Mr. Livingstone has served as a Director of TSI since August
  610 Tanner Building                         1997. He has been a Teaching Professor at the Brigham Young
  Brigham Young University                    University Marriott School of Management and the Director of
  Provo, Utah 84602                           its Center for Entrepreneurship since September 1994. Mr.
                                              Livingstone is also currently a member of the Board of
                                              Trustees of The Eureka Funds. From 1976 through March 1995, he was a partner with Arthur Andersen LLP. He joined Arthur
                                              Andersen LLP in 1966.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth certain information regarding the current members of the Company's Board of Directors and the Company's Executive Officers:

  Directors

     RICHARD C. ALLENDER, age 52, has been a director of the Company since June 1988. Mr. Allender has served the Company in various capacities since 1985. Mr. Allender has been President and Chief Executive Officer of the Company since July 1990 and Chairman of the Board since March 1993.

     CLARK L. BULLOCK, age 49, has been a director of the Company since March 1994. For the last eight years, Mr. Bullock has been Chairman and Chief Executive Officer of Shelter Rock Investors Services Corporation, a financial services and investment company. Mr. Bullock also serves as Chairman of the Board of several of Shelter Rock's portfolio companies, including Almedica Services Corp. and Almedica Corp. (pharmaceutical clinical supplies and services), SR Metals Inc. (metal plate processing) and George Glove Company (dermatological glove products). Mr. Bullock also served as director for the Fundamental Family of Funds until 1997.

     CHRISTOPHER L. CARAMEROS, age 44, has been a director of the Company since August 1987. Since September 1990, Mr. Carameros has been a business consultant and until July 1, 1997, served as an officer, director and minority owner of Cactus Apparel, Inc., a privately held private label clothing manufacturer. Mr. Carameros is also a director of Helen of Troy Limited, a manufacturer of hair care appliances. See "Certain Transactions."

     JOHN D. CURTIS, age 57, has served on the Board of the Company since June 1996. Mr. Curtis has served on the Board of Jayhawk Acceptance Corporation since October 1995. Since November 1995, Mr. Curtis has been the President of First Extended Service Corporation. Prior to joining First Extended Service Corporation, Mr. Curtis was a partner in the law firm of Baker & McKenzie from November 1992 until November 1995.

     SYLVAN LANDAU, age 73, has been a director of the Company since January 1987. Prior to 1987, Mr. Landau was employed by Haggar Corp. for 39 years in various capacities, including President of Haggar International and President of the Reed St. James division. Mr. Landau served as Vice Chairman of Corporate Marketing of the Company from January 1987 to February 1988 and has served as a consultant of the Company since 1988. Mr. Landau has served the Dallas Market Center in various capacities since 1988, and currently is Executive Vice President--Retail Development. The Dallas Market Center is a corporation which operates various real properties in Dallas, Texas, and which provides markets for the wholesale trade.

     MICHAEL R. MITCHELL, age 44, has been a director of the Company since March 1994. Mr. Mitchell has been employed by the Company since 1981 in various sales and marketing capacities. Mr. Mitchell was appointed President of Farah U.S.A., Inc., a subsidiary of the Company, in March 1994.

     CHARLES J. SMITH, age 71, has been a director of the Company since March 1994. For more than five years prior to his retirement in 1994, Mr. Smith served in various capacities with Crystal Brands, Inc., an apparel manufacturer and marketer, most recently as an Executive Vice President. Since then, Mr. Smith has served as a consultant to various apparel companies. In May 1995, Mr. Smith became a partner and director of Phoenix Apparel Group, Inc., a privately-held apparel sourcing and consulting company.

  Executive Officers

     The executive officers of the Company consist of Richard C. Allender, Jackie L. Boatman, Michael R. Mitchell, Russell G. Gibson and Karen S. Castillo. Messrs. Allender and Mitchell are currently directors of the Company.

     JACKIE L. BOATMAN, age 39, has been an executive officer of the Company since March 1994. Mr. Boatman has been employed by the Company since 1987 in various capacities. Mr. Boatman served as Senior Vice President -- Manufacturing of Farah U.S.A., Inc., a subsidiary of the Company, from May 1991 through March 1994, and has served as Executive Vice President -- Operations for Farah U.S.A., Inc. since March 1994.

     KAREN S. CASTILLO, age 43, has been Secretary of the Company since March 1996. Ms. Castillo has been employed by the Company since March 1973 in various capacities.

     RUSSELL G. GIBSON, age 45, has served as Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since March 1996. Mr. Gibson served as Senior Vice President, Financial Planning and Reporting of Farah U.S.A., Inc., a subsidiary of the Company, from November 1994 until March 1996. Prior to November 1994, Mr. Gibson served as Controller of El Paso Electric Company, Inc.

                      COMMITTEES AND MEETINGS OF THE BOARD

     The Company has an Executive Committee which during fiscal year 1997 was comprised of Richard C. Allender (Chairman), Christopher L. Carameros, Timothy
B. Page (until September 2, 1997) and Charles J. Smith. The Executive Committee has the power to exercise all of the authority of the Board in the management of the business and affairs of the Company to the extent provided in the Company's Amended and Restated Bylaws and by applicable law. The Executive Committee met or voted on resolutions five times during fiscal year 1997.

     The Company has an Audit Committee which consisted of John D. Curtis (Chairman), Clark L. Bullock and Charles J. Smith. The Audit Committee is responsible for evaluating accounting and control procedures and practices of the Company and reporting on such matters to the Board. The Audit Committee serves as a direct liaison with the Company's independent public accountants and recommends the engagement or discharge of such accountants. The Audit Committee meets periodically with the Chief Financial Officer, other appropriate officers of the Company and the Company's independent public accountants to review the Company's financial and accounting systems, accounting and financial controls, reports by the independent public accountants, proposed accounting changes and financial statements and opinions on such financial statements. The Audit Committee met or unanimously voted on resolutions nine times during fiscal year 1997.

     The Company has a Nominating Committee which during fiscal year 1997 consisted of Charles J. Smith (Chairman), Richard C. Allender and Sylvan Landau. The Nominating Committee receives recommendations from its members or other members of the Board for candidates to be appointed to the Board or Board Committee positions, reviews and evaluates such candidates and makes recommendations to the Board for nominations to fill Board and Board Committee positions. The Nominating Committee did not meet or vote on resolutions during fiscal year 1997.

     The Company has a Stock Option and Compensation Committee which during fiscal year 1997 consisted of Charles J. Smith (Chairman), Clark L. Bullock and John D. Curtis. See "Stock Option and Compensation Committee Interlocks and Insider Participation" and "Stock Option and Compensation Committee Report on Executive Compensation." The Stock Option and Compensation Committee reviews and makes recommendations to the Board on officer and senior employee compensation, restricted stock and stock option awards and other compensation, and generally oversees matters relating to compensation of employees of the Company. The Stock Option and Compensation Committee met or unanimously voted on resolutions four times during fiscal year 1997.

     The full Board met or unanimously voted on resolutions four times during fiscal year 1997. Each of the directors attended or acted upon at least 75% of the aggregate number of Board of Director meetings, consents, and Board of Director Committee meetings or consents held or acted upon during fiscal year 1997.

                              CERTAIN TRANSACTIONS

     The Company contracted with a company to establish and operate a laundry in Mexico. Christopher L. Carameros, a member of the Company's Board, had a 10% profits interest in this company. In fiscal 1997, the Company paid the company $842,000 for finishing pants and shirts and $1,568,000 to reimburse it for the Company's share of the facility's start up and installation costs. The Company and this company decided not to continue the joint ownership of the laundry in fiscal 1997 and in connection therewith the Company purchased from this company $500,000 of equipment. The amount of such payment was based on arm's length negotiations and was based on the Company's assessment of the equipment's fair market value. The Company is now the sole operator of the new laundry and anticipates making no further payments to this company for contract production. The Company has, however, entered into a five-year lease with the company for the facility.

                           COMPENSATION OF DIRECTORS

     Each director who is not an officer or employee of the Company receives $1,000 per month for serving on the Board and an additional $1,000 for attending each Board meeting or Board Committee meeting not held in conjunction with a Board meeting. No payment is made for attendance of meetings by phone. Directors who are not officers or employees of the Company are also entitled to $1,000 per day and related expenses for their time expended on Company business for special assignments upon submission and approval of expense statements. During fiscal year 1997, the Company paid Messrs. Bullock, Curtis and Smith $1,000, $2,000 and $2,000, respectively, for such special assignment services. Directors who are officers or employees of the Company receive no additional compensation for serving on the Board or Board Committees or for attendance at Board or Board Committee meetings.

     During fiscal year 1997, the Company engaged Mr. Landau to provide consulting services. The Company paid Mr. Landau $38,780 during fiscal year 1997 for such consulting services. See "Directors and Executive Officers."

     On September 1, 1996, the Company's Board adopted the Company's 1996 Non-Employee Director Stock Option Plan (the "1996 Plan"). The Company's shareholders approved the 1996 Plan on March 11, 1997, the date of the 1997 Annual Meeting of Shareholders. The 1996 Plan provides for the grant of options to purchase a total of 300,000 shares of Common Stock. Pursuant to the 1996 Plan, 50% of the options granted may be exercised one year from the date of grant and 50% two years from the date of grant. No options may be granted under the 1996 Plan after August 31, 2001.

     Pursuant to the 1996 Plan, each director of the Company who is, at the time, not otherwise an officer or employee of the Company or any of its subsidiaries will automatically be granted an option to purchase 2,500 shares of Common Stock on the last day of each March, June, September and December of each year in which the 1996 Plan is in effect. The 1996 Plan is administered by the Stock Option and Compensation Committee. The Stock Option and Compensation Committee has no discretion to determine the selection of directors to whom options may be granted, the number of shares subject to an option, the number of options that may be granted or the price at which such options may be exercised.

     In the event that an option holder ceases to be a director of the Company for any reason, such option holder may exercise his/her options for a period of 60 days after he or she ceases to be a director, and his/her unexercised options will expire at the end of such period. Should an option holder, subject to this restriction, die during such two-year period, however, or while serving as a director, his/her options may be exercised by the beneficiary under the option holder's will or by the executor of such option holder's estate for a period of 180 days after death and any unexercised options will expire at the end of such period. In no event, however, will the period during which such options may be exercised extend beyond the term of the options.

     Pursuant to the Company's 1996 Plan, Clark L. Bullock, Christopher L. Carameros, John D. Curtis, Sylvan Landau and Charles J. Smith were each granted the following numbers of options: on March 31, 1997, options to acquire 2,500 shares of Common Stock at $10.0625 per share; on June 30, 1997, options to acquire 2,500 shares of Common Stock at $6.6250 per share; on September 30, 1997, options to acquire 2,500 shares of Common Stock at $6.9065 per share; on December 31, 1997, options to acquire 2,500 shares of Common Stock at $5.5625 per share and on March 31, 1997, options to acquire 2,500 shares of Common Stock at $6.03125 per share.

     The Company also has the Farah Incorporated 1988 Non-Employee Directors Stock Option Plan (the "1988 Plan") which prior to the adoption of the 1996 Plan provided for the granting of options to non-employee directors. The 1988 Plan provided for the grant of options to purchase a total of 150,000 shares of Common Stock. Options granted pursuant to the 1988 Plan may be exercised immediately following the date of grant. No option may be exercised after 10 years from the date on which it is granted. The exercise price of the options under the 1988 Plan is the fair market value of the Common Stock at the time the option is granted. Pursuant to the 1988 Plan, on March 11, 1997, the date of the 1997 Annual Meeting of Shareholders, options to acquire 1,500 shares of Common Stock at $10.375 per share were granted to each of Clark
L. Bullock, Christopher L. Carameros, John D. Curtis, Sylvan Landau and Charles
J. Smith. The last date options could be granted under the 1988 Plan was April 30, 1997, the termination date for the 1988 Plan.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the summary of compensation paid or accrued to the Company's Chief Executive Officer and its named executive officers during fiscal years 1995-1997.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION                         LONG TERM
                                   ---------------------------------------------------      COMPENSATION(2)
                                                                            OTHER        ----------------------
NAME AND                                                                   ANNUAL                   ALL OTHER
PRINCIPAL POSITION                 FISCAL YEAR    SALARY     BONUS     COMPENSATION(1)   OPTIONS   COMPENSATION
------------------                 -----------   --------   --------   ---------------   -------   ------------
Richard C. Allender..............     1997       $365,000   $      0       $16,921             0     $192,319(3)
  President & Chief                   1996        344,083    112,000        16,379       140,000      131,014(3)
  Executive Officer                   1995        300,000          0        15,000             0      128,050(3)
Jackie L. Boatman................     1997       $225,000   $      0       $10,301             0     $ 25,625(4)
  Executive Vice                      1996        202,217     40,000        10,105        45,000       25,227(4)
  President, Farah                    1995        190,020     10,000         9,501         7,000       26,060(4)
  U.S.A., Inc.
Russell G. Gibson(5).............     1997       $170,004   $      0       $ 7,524             0     $ 25,740(6)
  Executive Vice                      1996        141,068     20,000         7,191        30,000       25,221(6)
  President and Chief Financial
  Officer
Michael R. Mitchell..............     1997       $279,996   $      0       $13,043             0     $ 36,411(7)
  President, Farah                    1996        249,718     60,000        12,170        70,000       35,976(7)
  U.S.A., Inc.                        1995        240,000          0        12,000             0       36,510(7)
Timothy B. Page(8)...............     1997       $240,960   $      0       $     0             0     $ 20,915(9)
  Executive Vice                      1996        240,800     40,000             0        35,000       21,334(9)
  President and Chief                 1995        160,000          0             0             0        1,340(9)
  Operating Officer

---------------

(1) Such amounts represent the Company's contribution, pursuant to separate Deferred Compensation Agreements between the Company and the Company's Chief Executive Officer and each other executive officer, to a deferral account on behalf of such officer.
(2) The number and value of aggregate restricted stock holdings as of November 2, 1997 are as follows:

                                                                                VESTING
                                                                            ---------------
                                                                            FISCAL
                  EXECUTIVE OFFICER                     NUMBER   VALUE($)    YEAR    NUMBER
                  -----------------                     ------   --------   ------   ------
Richard C. Allender...................................  12,500    72,656     1998    12,500

(3) Includes $4,800 for fiscal year 1997 and $4,500 for each of fiscal years 1996 and 1995, contributed by the Company on behalf of Mr. Allender pursuant to a defined contribution plan, the Farah Savings and Retirement Plan (the "401(k) Plan"), $6,019, $5,514 and $2,550 for fiscal years 1997, 1996 and
    1995, respectively, for life insurance premiums paid by the Company on behalf of Mr. Allender, and $181,500 for fiscal year 1997 and $121,000 for each of fiscal years 1996 and 1995, respectively, for reverse split-dollar life insurance premiums paid by the Company on behalf of Mr. Allender.
(4) Includes $4,800 for fiscal year 1997 and $4,500 for each of fiscal years 1996 and 1995, contributed by the Company on behalf of Mr. Boatman pursuant to the 401(k) Plan, $825, $727 and $1,560 for fiscal years

    1997, 1996 and 1995, respectively, for life insurance premiums paid by the Company on behalf of Mr. Boatman, and $20,000 for each of fiscal years 1997, 1996 and 1995, for reverse split-dollar life insurance premiums paid by the Company on behalf of Mr. Boatman.
(5) Mr. Gibson was appointed Executive Vice President and Chief Financial Officer of the Company in March 1996.
(6) Includes $4,800 for fiscal year 1997 and $4,472 for fiscal year 1996, contributed by the Company on behalf of Mr. Gibson pursuant to the 401(k) Plan, $940 for fiscal year 1997 and $749 for fiscal year 1996, for life insurance premiums paid by the Company on behalf of Mr. Gibson, and $20,000 for each of fiscal years 1997 and 1996 for reverse split-dollar life insurance premiums paid by the Company on behalf of Mr. Gibson.
(7) Includes $4,800 for fiscal year 1997 and $4,500 for each of fiscal years 1996 and 1995, contributed by the Company on behalf of Mr. Mitchell pursuant to the 401(k) Plan, $1,612, $1,476 and $2,010, for fiscal years 1997, 1996 and 1995, respectively, for life insurance premiums paid by the Company on behalf of Mr. Mitchell, and $30,000 for each of fiscal years 1997, 1996 and 1995, for reverse split-dollar life insurance premiums paid by the Company on behalf of Mr. Mitchell.
(8) Mr. Page resigned as an executive officer of the Company on September 2, 1997. See "-- Employment Contracts and Termination Agreements."
(9) Includes $915 for fiscal year 1997, $1,334 for fiscal year 1996 and $1,340 for fiscal year 1995 for life insurance premiums paid by the Company on behalf of Mr. Page, and $20,000 for each of fiscal years 1997 and 1996, for reverse split-dollar life insurance premiums paid by the Company on behalf of Mr. Page.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END VALUES

     The following table shows aggregate exercises of options during the fiscal year ended November 2, 1997, by each of the named executive officers, and the aggregate fiscal year-end value of the unexercised options held by the named executive officers.

                                                                                               VALUE OF
                                                                             NUMBER OF       UNEXERCISED
                                                                            UNEXERCISED      IN-THE-MONEY
                                                    NUMBER                    OPTIONS          OPTIONS
                                                      OF                     AT FISCAL        AT FISCAL
                                                    SHARES                   YEAR-END          YEAR-END
                                                   ACQUIRED      VALUE     EXERCISABLE/      EXERCISABLE/
NAME                                              ON EXERCISE   REALIZED   UNEXERCISABLE   UNEXERCISABLE($)
----                                              -----------   --------   -------------   ----------------
Richard C. Allender.............................      --          --         229,400/0         17,500/0
Jackie L. Boatman...............................      --          --          87,000/0         10,063/0
Russell G. Gibson...............................      --          --          40,000/0          3,125/0
Michael R. Mitchell.............................      --          --         127,500/0         13,125/0
Timothy B. Page(1)..............................      --          --          35,000/0          8,750/0

---------------

(1) Mr. Page resigned as an executive officer of the Company on September 2, 1997. See "-- Employment Contracts and Termination Agreements."

                EMPLOYMENT CONTRACTS AND TERMINATION AGREEMENTS

     On July 10, 1995, the Company entered into an Employment Agreement with Richard C. Allender. The term of the Employment Agreement is for a three-year period which renews automatically on a daily basis and continues thereafter for a three-year term. The Employment Agreement currently provides for a minimum annual salary of $325,000. The Company is also obligated to pay the premiums of a reverse split-dollar life insurance policy for Mr. Allender in the amount of $121,000 per year for three years. On December 5, 1997, the Board increased Mr. Allender's base salary to $400,000 per year effective on January 1, 1998 and continued the annual premium on the reverse split-dollar life insurance policy through the year 2000.

     The Company can terminate the Employment Agreement upon the death or permanent disability of Mr. Allender or for cause. In the event of a change in control of the Company, Mr. Allender may terminate his employment (i) at any time during the term of the Employment Agreement, for Good Reason (as defined below), by giving written notice to the Company, or (ii) for a period of 180 days beginning on the date of the change in control of the Company, in his sole discretion, by providing written notice to the Company. For purposes of the Employment Agreement, a "change in control" of the Company shall mean a change in control of a nature that would be required to be reported in response to Item 1(a) of the Current Report on Form 8-K, pursuant to Section 13 or 15(d) of the Exchange Act, provided that, without limitation, such a change in control shall be deemed to have occurred at such time as (A) any "person," as such term is used in Section 14(d) of the Exchange Act, other than the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), of 20% (the "Relevant Percentage") or more of the combined voting power of the Company's Common Stock, or (B) individuals who constitute the Board of the Company on the date of the agreement (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election by the Company's shareholders was approved by a vote of at least three quarters of the directors comprising the Incumbent Board shall be, for purposes of this clause (B), considered as though such person were a member of the Incumbent Board. "Good Reason" shall mean (A) a substantial adverse change in Mr. Allender's status or position(s) as an executive officer of the Company;
(B) a reduction by the Company in Mr. Allender's base salary as in effect immediately prior to the change in control; or (C) Mr. Allender's office is moved, without his consent, from the city where his office is located immediately prior to the change in control.

     If Mr. Allender's employment is terminated by the Company other than for cause, or by Mr. Allender for Good Reason after a change in control, the Company shall be obligated to pay Mr. Allender his base salary for a period of 36 months and the remaining premiums under the reverse split-dollar life insurance policy described above. If Mr. Allender's employment is terminated by him without Good Reason but after a change in control, the Company shall be obligated to pay Mr. Allender his base salary for a period of 18 months and the remaining premiums under the reverse split-dollar life insurance policy described above. In addition, the Company shall maintain in full force and effect, for the same period for which severance payments are being made after such termination of the Employment Agreement, all health insurance, long-term disability, life insurance and accidental death and disability benefits in which Mr. Allender was entitled to participate immediately prior to such termination.

     On March 1, 1993, the Company entered into Employment Agreements with Jackie L. Boatman and Michael R. Mitchell, which were amended and restated in August 1994. The term of the Employment Agreements were originally for a term of three-years, but they were both extended in February 1996 to be in effect until March 1, 1998 and were extended again in December 1997 to be in effect until March 1, 1999. The Employment Agreements provide for a minimum annual salary of $175,000 and $225,000, respectively. In March 1996, the Company entered into a one-year employment contract with Russell G. Gibson. The Company extended the contract in December 1997 to be in effect until March 1, 1999. Mr. Gibson's compensation is payable monthly, and his minimum annual salary is to be approved by the Board. Mr. Gibson's annual salary in 1997 was $170,000. The Company is also obligated to pay, during the term of the Employment Agreements, the premiums of a reverse split-dollar life insurance policy for Messrs. Boatman, Gibson and Mitchell not to exceed $20,000, $20,000 and $30,000, respectively, per year. The terms of Messrs. Boatman's, Gibson's and Mitchell's Employment Agreements are substantially the same as the Employment Agreement with Mr. Allender except for the benefits payable upon termination of the Employment Agreement.

     If either Messrs. Boatman, Gibson or Mitchell is terminated by reason of incapacity, they shall be entitled to their annual salary for a period of 12 months. If Messrs. Boatman, Gibson or Mitchell's employment is terminated by the Company other than for cause, death or disability, or by Messrs. Boatman, Gibson or Mitchell for Good Reason after a change in control, the Company shall be obligated to pay Messrs. Boatman, Gibson and Mitchell their base salaries for a period of 18 months, 12 months and 24 months, respectively, and shall also be obligated to pay one additional annual premium on each of the reverse split-dollar life insurance policies for each of Messrs. Boatman and Mitchell. If Mr. Gibson's employment is terminated by the Company without cause, or by Mr. Gibson for Good Reason after a change in control, the Company shall be obligated to pay one additional annual premium on the reverse split-dollar life insurance policy for Mr. Gibson.

     On December 5, 1997, the Board increased Messrs. Boatman's, Gibson's and Mitchell's base salary to $250,000, $185,000 and $300,000, respectively, per year, effective January 1, 1998.

     Timothy B. Page resigned as a director and executive officer of the Company on September 2, 1997. The Company entered into a Severance Agreement and Release in Full of All Claims (the"Severance Agreement") with Mr. Page pursuant to his resignation. Under the Severance Agreement, the Company agreed to pay Mr. Page $80,320, less lawful deductions, in four equal monthly installments of $20,080 no later than September 30, 1997, October 31, 1997, November 28, 1997 and December 31, 1997. The Company also agreed to pay Mr. Page $120,480, less lawful deductions, in 12 equal monthly installments of $10,040 no later than January 30, 1998, February 27, 1998, March 31, 1998, April 30, 1998, May 29, 1998, June
30, 1998, July 31, 1998, August 31, 1998, September 30, 1998, October 31, 1998,
November 28, 1998 and December 31, 1998. Mr. Page also received two payments of accrued vacation pay, less lawful deductions. The Company additionally transferred a club membership issued to Farah U.S.A., Inc. for Mr. Page to an individual membership for Mr. Page. In return, Mr. Page agreed to release and indemnify the Company, its subsidiaries and their officers, directors, agents, stockholders, insurers, legal representatives and employees, including immediate family members, spouses, heirs, executors, administrators, legal representatives, successors and assigns.

                        PERFORMANCE OF THE COMMON STOCK

     The graph below compares the cumulative total return of the Company's Common Stock to the S&P 500 Index and the Dow Jones Clothing Industry Group assuming a $100 investment on November 6, 1992.

                                                                       Dow Jones
                                                                        Industry
               Measurement Period                      Farah             Group            S&P 500
             (Fiscal Year Covered)                  Incorporated        Clothing           Index
1992                                                        100.00            100.00            100.00
1993                                                        154.55             90.72            114.95
1994                                                        150.00             91.00            119.40
1995                                                        127.27             91.39            150.97
1996                                                        129.55            118.98            187.35
1997                                                        105.68            125.31            247.52

               STOCK OPTION AND COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The Stock Option and Compensation Committee was composed of Clark L. Bullock, John D. Curtis and Charles J. Smith. No member of the Stock Option and Compensation Committee had any relationships during 1997 requiring disclosure according to applicable rules and regulations of the Commission.

                                 SECTION 16(A)
                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended November 2, 1997, no director, officer or beneficial holder of more than 10% of any class of equity securities of the Company failed to file on a timely basis reports required by
Section 16(a) of the Exchange Act during the most recent fiscal year.

                 STOCK OPTION AND COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Stock Option and Compensation Committee's (the "Committee") policy is to review and make recommendations to the Board on cash compensation, stock option and restricted stock awards and other compensation for the Company's executive officers. Generally, compensation for executive officers is established effective as of the beginning of each fiscal year. The Committee takes into account many factors in making the determination of aggregate compensation. Such factors include (1) the financial results of the Company for the preceding fiscal year, (2) the performance of the Company's stock, (3) compensation paid to executive officers in prior years,(4) compensation of executive officers employed by companies in industries similar to the Company and (5) meeting specific Company objectives. In fiscal year 1994 the Company entered into employment agreements with each of the executive officers, other than Russell G. Gibson and Timothy B. Page who were not executive officers at the time. The employment agreements for Richard C. Allender, the Company's Chief Executive Officer, and the executive officers, excluding Mr. Gibson, were amended in fiscal year 1995 but the amendment did not increase the annual compensation amounts. The employment agreements provide for a minimum annual salary and provide discretion to the Board to make increases based on the performance of the executive and the Company. The Company entered into an employment agreement with Mr. Gibson in March 1996. Mr. Gibson's agreement gives the Board full discretion in setting salary levels. The annual salary levels in the agreements were based in part on advice received from an outside consulting firm retained at the time the employment contracts were entered into, although the Committee exercised its discretion in setting the final amounts of annual compensation. The outside consulting firm used a private database to survey the compensation levels and policies of 116 companies with annual sales in the $100,000,000 - $200,000,000 range. The companies included in the database surveyed by the consultant are not the same companies included in the Dow Jones Clothing Industry Group described in the section of this Information Statement labeled "Performance of the Common Stock" or companies necessarily involved in the apparel industry. The Committee did not consult with an outside consulting firm in connection with changes in base compensation or bonus awards for fiscal year 1997.

     Compensation of the Company's executive officers is comprised of (1) annual salary, (2) annual incentive compensation, (3) stock option and restricted stock awards and (4) other employee benefits which are described in this Information Statement. The compensation earned by executive officers in annual incentive compensation and stock option and restricted stock awards is intended to align the interests of management and shareholders.

     Annual salary is determined by the skills and experience required by the position, the impact of the individual on the Company, the performance of the individual and as discussed above, the Company's existing employment agreements. The base salaries for Messrs. Allender, Boatman, Gibson and Mitchell were increased to $400,000, $250,000, $185,000 and $300,000, respectively, per year, effective as of January 1, 1998. Such adjustments were based on the discretionary judgment of the Committee.

     Annual incentive compensation is based on the discretionary judgment of the Committee after recommendations are made by the Company's Chief Executive Officer. In fiscal year 1997, the Company paid the Company's executive officers no annual incentive compensation and there were no awards of stock options or restricted stock awards.
                                          By: John D. Curtis
                                            Clark L. Bullock
                                            Charles J. Smith, Chairman

                                    ANNEX B

                                  May 1, 1998

Board of Directors
Farah Incorporated

Board Of Directors:

     We understand that Farah Incorporated (the "Company") has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") dated May 1, 1998 among the Company, Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), and Foxfire Acquisition Corporation, a Texas corporation and a wholly-owned subsidiary of TSI ("Acquisition Sub" and, together with TSI, the "Proposed Acquiror"), pursuant to which, inter alia, Acquisition Sub would acquire the Company through a tender offer (the "Tender Offer") at $9.00 per share in cash for all of the outstanding shares of common stock, no par value (the "Shares"), of the Company, followed by a second step merger of Acquisition Sub into the Company at the same price per Share (the "Merger"). The terms and conditions of the proposed Tender Offer and Merger (the "Proposed Sale") are set forth in more detail in the Merger Agreement.

     The Board Of Directors of the Company (the "Board") has requested that Financo, Inc. ("Financo") render its opinion (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration offered in the Proposed Sale. In addition to the engagement of Financo to render the Opinion, Financo has acted as financial advisor to the Company in connection with the Proposed Sale. If the Proposed Sale is consummated, Financo shall receive a fee in connection therewith, against which the fee payable to Financo for this Opinion shall be deducted.

     In conducting our analysis of the Proposed Sale and arriving at the Opinion, we have reviewed and analyzed such materials and considered such financial and other factors that we deemed relevant under the circumstances, including the following:

          (1) the financial terms and conditions of the Merger Agreement;

          (2 certain publicly available historical financial and operating data concerning the Company, including the Company's Annual Reports to stockholders for the fiscal years ended November 1997, 1996 and 1995, and the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") for the fiscal quarter ended February 2, 1998;

          (3) certain internal financial analyses and forecasts of the Company related to the business, earnings, cash flow, assets and prospects of the Company originally prepared by the management of the Company on December 2, 1997 and thereafter updated by the management of the Company on April 6, 1998;

          (4) publicly available financial, operating and stock market data concerning certain companies engaged in businesses that we deemed relatively and reasonably comparable to the Company or otherwise relevant to our inquiry;

          (5) a trading history of the Shares from March 31, 1995 to the present;

          (6) a comparison of the financial terms of the Proposed Sale with the terms of certain other recent transactions which we deemed relevant and comparable;

          (7) the process Financo conducted, in conjunction with senior management of the Company and the Board, to contact prospective acquirors of the Company and solicit acceptable proposals for the sale of the Company, and

          (8) such other financial studies, analyses and investigations we deemed appropriate.

     In addition, we have had discussions with the management of the Company concerning its business and operations, assets, present condition and future prospects, visited certain manufacturing, distribution, and offices of the Company, participated in discussions and negotiations among representatives of the Company

Board of Directors
Farah Incorporated
May 1, 1998
Page 2

and the Proposed Acquiror, and undertook such other studies, analyses and investigations as we deemed relevant and appropriate.

     In rendering the Opinion, we have relied, without independent investigation or verification, upon the accuracy and completeness of all publicly available and Company-generated financial and other information related to the Company, and have conducted only a limited physical inspection of the properties and facilities of the Company. We have not made any evaluations or appraisals of the assets or liabilities of the Company, nor were we furnished with any such appraisals. With respect to the financial forecasts provided to us by the Company, we have assumed, with the Board's consent, that such forecasts have been reasonably and accurately prepared and represent management's best currently available judgments and estimates as to the future financial performance of the Company, and we express no opinion with respect to such forecasts or the assumptions upon which they are based. We have further relied upon the assurances of senior management of the Company that they are not aware of any facts that would make such financial or other information relating to the Company inaccurate or misleading. The Opinion is necessarily based upon economic, financial and market conditions as they exist and can be evaluated only as of the date of this letter and we assume no responsibility to update or revise the Opinion based upon events or circumstances occurring after the date hereof. Further, we express no opinions on matters of a legal, regulatory, tax or accounting nature relating to or arising out of the Proposed Sale.

     In rendering this Opinion, we have assumed that the Proposed Sale will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

     The Opinion is directed to the Board and does not constitute a recommendation to any stockholders of the Company as to whether such stockholders should tender their Shares in the Tender Offer or vote in favor of the Merger. This Opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without Financo's prior written consent, except that the Company may include the Opinion in its entirety in any disclosure document to be sent to the Company's stockholders or filed with the SEC relating to the Tender Offer and/or the Merger.

     This Opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in the Proposed Sale, and we do not express any views on any of the other terms of the Proposed Sale. Specifically, the Opinion does not address the Company's underlying business decision to effect the Proposed Sale.

     Based upon and subject to the foregoing, we are of the opinion that, from a financial point of view, the consideration to be received by the Company's stockholders in the Proposed Sale is fair to such stockholders.

                                          Very truly yours,

                                          FINANCO, INC.

                                          By:    /s/ GILBERT W. HARRISON
                                            ------------------------------------
                                                   Gilbert W. Harrison
                                                         Chairman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
(a)(1)        Purchaser's Offer to Purchase, dated May 8, 1998
(a)(2)        Letter of Transmittal
(a)(4)        Joint Press Release of Farah Incorporated and Tropical
              Sportswear Int'l Corporation, dated May 4, 1998
(a)(5)        Press Release of Tropical Sportswear Int'l Corporation,
              dated May 8, 1998
(c)(1)        Merger Agreement, among Farah Incorporated, Tropical
              Sportswear Int'l Corporation and Foxfire Acquisition Corp.,
              dated May 1, 1998
(c)(2)        Confidentiality Agreement between Farah Incorporated and
              Tropical Sportswear Int'l Corporation, dated March 20, 1998
(c)(3)        Confidentiality Agreement between Tropical Sportswear Int'l
              Corporation and Farah Incorporated, dated March 23, 1998
(c)(4)        Confidentiality Agreement between Farah Incorporated and
              Tropical Sportswear Int'l Corporation, dated March 26, 1998
(c)(6)        Employment Agreement by and between TSI and Richard C.
              Allender, dated May 1, 1998
(c)(11)       Farah Incorporated 1996 Non-Employee Directors Stock Option
              Plan
(c)(12)       Farah Incorporated 1998 Stock Option and Restricted Stock
              Plan